Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended March 31, 2014
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$52
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	9

Total Fixed Charges	$68

Earnings:
Income Before Income Taxes	$438
Fixed Charges—Excluding Preferred Stock Dividends	59

Total Earnings	$497

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.31	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$100
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	9

Total Fixed Charges	$116

Earnings:
Income Before Income Taxes	$438
Fixed Charges—Excluding Preferred Stock Dividends	107

Total Earnings	$545

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.70	x